UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

November 20, 2006

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: November 20, 2006	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	PRESS RELEASE - PRECISION DRILLING TRUST CONFIRMS NOVEMBER 2006 CASH DISTRIBUTION

NEWS RELEASE

PRECISION DRILLING TRUST
CONFIRMS NOVEMBER 2006 CASH DISTRIBUTION

Calgary, Alberta, Canada - November 20, 2006

Precision Drilling Trust (“Precision”) confirms today that the cash distribution for the month of November 2006 will be Cdn$0.31 per trust unit of Precision. The distribution will be payable on December 15, 2006 to unitholders of record on November 30, 2006. The ex-distribution date is November 28, 2006. A payment of Cdn$0.31 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

An announcement of any special distribution entitlement for 2006, pursuant to the Declaration of Trust, will be made by December 18, 2006.

A Distribution Reinvestment Plan (the “Plan”) is available for Canadian resident holders of trust units of Precision. A copy of the Plan is available on Precision’s website at www.precisiondrilling.com and detailed information regarding enrollment in the Plan can be obtained from Computershare Trust Company of Canada at 1-800-564-6253 for registered unitholders. Non-registered unitholders should contact their individual investment agent or broker.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and in U.S. dollars “PD.U” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com